UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 2, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: June 2, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings from June 5, 2017 to June 9, 2017

Mumbai, June 2, 2017: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investor from June 5, 2017 to June 9, 2017

Date	Meeting Scheduled	Type

5-Jun-17	ENA Investment Capital	Call
6-Jun-17	Amansa Capital	Morgan Stanley Investor Conference
6-Jun-17	AXA Investment Managers	Morgan Stanley Investor Conference
6-Jun-17	Charlemagne Capital	Morgan Stanley Investor Conference
6-Jun-17	Deutsche Asset Management	Morgan Stanley Investor Conference
6-Jun-17	Dymon Asia Capital	Morgan Stanley Investor Conference
6-Jun-17	East Bridge Capital Management	Morgan Stanley Investor Conference
6-Jun-17	Eastspring Investments	Morgan Stanley Investor Conference
6-Jun-17	Ellerston Capital	Morgan Stanley Investor Conference
6-Jun-17	GIC	Morgan Stanley Investor Conference
6-Jun-17	Graticule Asset Management Asia	Morgan Stanley Investor Conference
6-Jun-17	HDFC Standard Life Insurance	Morgan Stanley Investor Conference
6-Jun-17	Henderson Global Investors	Morgan Stanley Investor Conference
6-Jun-17	Invesco Religare	Morgan Stanley Investor Conference
6-Jun-17	Ivaldi Capital	Morgan Stanley Investor Conference
6-Jun-17	Moon Capital	Morgan Stanley Investor Conference
6-Jun-17	Moore Capital	Morgan Stanley Investor Conference
6-Jun-17	Myriad Asset Management	Morgan Stanley Investor Conference
6-Jun-17	Newton Investment Management	Morgan Stanley Investor Conference
6-Jun-17	Premji Investments	Morgan Stanley Investor Conference
6-Jun-17	Quantum Advisors	Morgan Stanley Investor Conference
6-Jun-17	QVT Financial	Morgan Stanley Investor Conference
6-Jun-17	Reliance Capital	Morgan Stanley Investor Conference
6-Jun-17	SBI Funds Management	Morgan Stanley Investor Conference
6-Jun-17	Soros Fund Management	Morgan Stanley Investor Conference
6-Jun-17	Swiss-Asia Financial Services	Morgan Stanley Investor Conference
6-Jun-17	Tata Mutual Fund	Morgan Stanley Investor Conference
6-Jun-17	Torq Capital Management	Morgan Stanley Investor Conference
6-Jun-17	TPG Axon Capital Management	Morgan Stanley Investor Conference
6-Jun-17	York Capital Management	Morgan Stanley Investor Conference
8-Jun-17	Macquarie Capital Securities (India) Private Limited	Meeting

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.